

Mail Stop 4720

September 13, 2016

Richard T. Allorto Jr.
Chief Financial Officer
Medley Management, Inc.
280 Park Avenue, 6th Floor East
New York, New York 10017

> **Re:** **Medley Management, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 18, 2016**
> **File No: 001-36638**

Dear Allorto:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Michael Clampitt

                            Michael Clampitt
                            Senior Attorney
                            Office of Financial Services